No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated interim financial statements for the fiscal second quarter ended September 30, 2022 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 18, 2022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

September 30, 2022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the six months ended September 30, 2022 increased by 15.7%, to ¥8,085.3 billion from the same period last year, due mainly to increased sales revenue in Motorcycle business as well as positive foreign currency translation effects. Operating profit increased by 2.5%, to ¥453.4 billion from the same period last year, due mainly to an increase in profit attributable to price and cost impacts as well as positive foreign currency effects, which was partially offset by decreased profit attributable to sales impacts. Profit before income taxes decreased by 8.0%, to ¥515.8 billion from the same period last year, due mainly to decreased share of profit of investments accounted for using the equity method. Profit for the period attributable to owners of the parent decreased by 13.0%, to ¥338.5 billion from the same period last year.

Business Segments

Motorcycle Business

For the six months ended September 30, 2021 and 2022

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2021	Six months ended Sep. 30, 2022			Six months ended Sep. 30, 2021	Six months ended Sep. 30, 2022
			Change	%			Change	%
Motorcycle Business	8,173	9,202	1,029	12.6	5,087	6,343	1,256	24.7
Japan	126	114	(12)	(9.5)	126	114	(12)	(9.5)
North America	214	220	6	2.8	214	220	6	2.8
Europe	184	144	(40)	(21.7)	184	144	(40)	(21.7)
Asia	6,915	7,900	985	14.2	3,829	5,041	1,212	31.7
Other Regions	734	824	90	12.3	734	824	90	12.3

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 38.0%, to ¥1,412.6 billion from the same period last year, due mainly to an increase in consolidated unit sales as well as positive foreign currency translation effects. Operating profit increased by 51.7%, to ¥224.7 billion from the same period last year, due mainly to an increase in profit attributable to price and cost impacts as well as positive foreign currency effects.

Automobile Business

For the six months ended September 30, 2021 and 2022

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2021	Six months ended Sep. 30, 2022			Six months ended Sep. 30, 2021	Six months ended Sep. 30, 2022
			Change	%			Change	%
Automobile Business	1,915	1,785	(130)	(6.8)	1,182	1,093	(89)	(7.5)
Japan	248	241	(7)	(2.8)	215	212	(3)	(1.4)
North America	667	542	(125)	(18.7)	667	542	(125)	(18.7)
Europe	56	45	(11)	(19.6)	56	45	(11)	(19.6)
Asia	882	898	16	1.8	182	235	53	29.1
Other Regions	62	59	(3)	(4.8)	62	59	(3)	(4.8)

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 13.5%, to ¥4,920.1 billion from the same period last year, due mainly to positive foreign currency translation effects, which was partially offset by decreased consolidated unit sales. Operating profit decreased by 45.7%, to ¥63.5 billion from the same period last year, due mainly to decreased profit attributable to sales impacts, which was partially offset by positive foreign currency effects.

Financial Services Business

Sales revenue from external customers increased by 5.9%, to ¥1,527.9 billion from the same period last year, due mainly to positive foreign currency translation effects, which was partially offset by decreased operating lease revenues. Operating profit decreased by 13.4%, to ¥153.0 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue, which was partially offset by positive foreign currency effects.

Power Product and Other Businesses

For the six months ended September 30, 2021 and 2022

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Six months ended Sep. 30, 2021	Six months ended Sep. 30, 2022
			Change	%
Power Product Business	3,230	2,935	(295)	(9.1)
Japan	184	184	0	0.0
North America	1,597	1,306	(291)	(18.2)
Europe	499	554	55	11.0
Asia	756	691	(65)	(8.6)
Other Regions	194	200	6	3.1

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power Product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers increased by 20.3%, to ¥224.5 billion from the same period last year, due mainly to positive foreign currency translation effects. Operating profit was ¥12.0 billion, an increase of ¥11.9 billion from the same period last year, due mainly to decreased operating costs in Other businesses as well as positive foreign currency effects. In addition, operating loss of aircraft and aircraft engines included in Power product and other businesses was ¥12.0 billion, an improvement of ¥3.5 billion from the same period last year, due mainly to decreased operating costs, which was partially offset by decreased profit attributable to negative foreign currency translation effects.

Cash Flows

Consolidated cash and cash equivalents on September 30, 2022 increased by ¥260.4 billion from March 31, 2022, to ¥3,935.3 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥1,341.3 billion of cash inflows. Cash inflows from operating activities increased by ¥1,043.2 billion from the same period last year, due mainly to increased cash received from customers, which was partially offset by increased payments for selling, general and administrative expenses.

Net cash used in investing activities amounted to ¥428.6 billion of cash outflows. Cash outflows from investing activities increased by ¥201.9 billion from the same period last year, due mainly to an increase in payments for additions to property, plant and equipment as well as for acquisitions of other financial assets.

Net cash used in financing activities amounted to ¥952.7 billion of cash outflows. Cash outflows from financing activities increased by ¥740.0 billion from the same period last year, due mainly to decreased proceeds from financing liabilities and increased dividends paid.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the six months ended September 30, 2022 are as follows:

The Company has established Business Development Operations that consolidate functions to develop businesses and areas of software and core electrification technologies in order to strengthen new value creation by combining hardware with software and services. Some technology areas have been moved from their respective product-based business operations, such as motorcycle, automobile and power products, and combined under Business Development Operations. With this change, Honda will accelerate the speed at which it can move and enhance the synergy effect by integrating technology and business for multiple product domains.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2022 and September 30, 2022

		Yen (millions)
Assets	Note	March 31, 2022	September 30, 2022
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥3,674,931	¥3,935,348
Trade receivables		896,768	912,679
Receivables from financial services		1,694,113	1,881,825
Other financial assets		217,743	263,709
Inventories		1,918,548	2,265,163
Other current assets		439,322	435,975

Total current assets		8,841,425	9,694,699

Non-current assets:
Investments accounted for using the equity method		967,404	1,118,036
Receivables from financial services		3,740,383	4,038,736
Other financial assets		819,654	931,357
Equipment on operating leases	5	5,159,129	5,314,541
Property, plant and equipment	6	3,079,407	3,287,862
Intangible assets		849,507	869,798
Deferred tax assets		91,592	98,920
Other non-current assets		424,652	473,944

Total non-current assets		15,131,728	16,133,194

Total assets		¥23,973,153	¥25,827,893

		Yen (millions)
Liabilities and Equity	Note	March 31, 2022	September 30, 2022
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,236,233	¥1,295,080
Financing liabilities		3,118,304	3,524,876
Accrued expenses		375,601	341,137
Other financial liabilities		236,900	490,582
Income taxes payable		96,116	77,458
Provisions	7	268,388	287,019
Other current liabilities		672,857	731,657

Total current liabilities		6,004,399	6,747,809

Non-current liabilities:
Financing liabilities		4,984,252	4,768,693
Other financial liabilities		282,083	285,992
Retirement benefit liabilities		282,054	317,975
Provisions	7	253,625	265,801
Deferred tax liabilities		990,754	1,086,498
Other non-current liabilities		403,440	444,265

Total non-current liabilities		7,196,208	7,169,224

Total liabilities		13,200,607	13,917,033

Equity:
Common stock		86,067	86,067
Capital surplus		185,495	185,453
Treasury stock		(328,309)	(357,050)
Retained earnings		9,539,133	9,766,346
Other components of equity		990,438	1,928,850

Equity attributable to owners of the parent		10,472,824	11,609,666
Non-controlling interests		299,722	301,194

Total equity		10,772,546	11,910,860

Total liabilities and equity		¥23,973,153	¥25,827,893

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the six months ended September 30, 2021 and 2022

		Yen (millions)
	Note	September 30, 2021	September 30, 2022
		unaudited	unaudited
Sales revenue	8	¥6,988,228	¥8,085,304

Operating costs and expenses:
Cost of sales		(5,561,775)	(6,505,911)
Selling, general and administrative		(625,603)	(744,778)
Research and development		(358,654)	(381,163)

Total operating costs and expenses		(6,546,032)	(7,631,852)

Operating profit		442,196	453,452

Share of profit of investments accounted for using the equity method		107,246	82,946

Finance income and finance costs:
Interest income		11,080	25,025
Interest expense		(6,428)	(15,650)
Other, net		6,302	(29,942)

Total finance income and finance costs		10,954	(20,567)

Profit before income taxes		560,396	515,831

Income tax expense		(151,795)	(147,092)

Profit for the period		¥408,601	¥368,739

Profit for the period attributable to:
Owners of the parent		389,209	338,514
Non-controlling interests		19,392	30,225

		Yen
		September 30, 2021	September 30, 2022
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥225.43	¥198.08

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2021 and 2022

		Yen (millions)
	Note	September 30, 2021	September 30, 2022
		unaudited	unaudited
Profit for the period		¥408,601	¥368,739

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	(11)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		58,018	(27,735)
Share of other comprehensive income of investments accounted for using the equity method		1,320	(1,109)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(18)	(893)
Exchange differences on translating foreign operations		37,049	917,707
Share of other comprehensive income of investments accounted for using the equity method		26,676	69,148

Total other comprehensive income, net of tax		123,045	957,107

Comprehensive income for the period		¥531,646	¥1,325,846

Comprehensive income for the period attributable to:
Owners of the parent		514,720	1,276,881
Non-controlling interests		16,926	48,965

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended September 30, 2021 and 2022

		Yen (millions)
	Note	September 30, 2021	September 30, 2022
		unaudited	unaudited
Sales revenue	8	¥3,404,358	¥4,255,754

Operating costs and expenses:
Cost of sales		(2,715,355)	(3,441,741)
Selling, general and administrative		(308,589)	(383,205)
Research and development		(181,428)	(199,572)

Total operating costs and expenses		(3,205,372)	(4,024,518)

Operating profit		198,986	231,236

Share of profit of investments accounted for using the equity method		51,315	60,337

Finance income and finance costs:
Interest income		5,880	15,893
Interest expense		(3,503)	(8,223)
Other, net		(3,642)	(20,816)

Total finance income and finance costs		(1,265)	(13,146)

Profit before income taxes		249,036	278,427

Income tax expense		(78,155)	(73,268)

Profit for the period		¥170,881	¥205,159

Profit for the period attributable to:
Owners of the parent		166,697	189,295
Non-controlling interests		4,184	15,864

		Yen
		September 30, 2021	September 30, 2022
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥96.56	¥110.85

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2021 and 2022

		Yen (millions)
	Note	September 30, 2021	September 30, 2022
		unaudited	unaudited
Profit for the period		¥170,881	¥205,159

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	(8)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(4,564)	(40,167)
Share of other comprehensive income of investments accounted for using the equity method		372	(665)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(48)	(557)
Exchange differences on translating foreign operations		7,739	268,761
Share of other comprehensive income of investments accounted for using the equity method		7,368	22,592

Total other comprehensive income, net of tax		10,867	249,956

Comprehensive income for the period		¥181,748	¥455,115

Comprehensive income for the period attributable to:
Owners of the parent		178,448	435,831
Non-controlling interests		3,300	19,284

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2021 and 2022

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2021 (unaudited)		¥86,067	¥172,049	¥(273,786)	¥8,901,266	¥196,710	¥9,082,306	¥290,533	¥9,372,839

Comprehensive income for the period
Profit for the period					389,209		389,209	19,392	408,601
Other comprehensive income, net of tax						125,511	125,511	(2,466)	123,045

Total comprehensive income for the period					389,209	125,511	514,720	16,926	531,646
Reclassification to retained earnings					(92)	92	—		—
Transactions with owners and other
Dividends paid	12				(93,272)		(93,272)	(39,975)	(133,247)
Purchases of treasury stock				(19,470)			(19,470)		(19,470)
Disposal of treasury stock				443			443		443
Share-based payment transactions			(267)				(267)		(267)
Equity transactions and others			13,720	7,656			21,376	(21,384)	(8)

Total transactions with owners and other			13,453	(11,371)	(93,272)		(91,190)	(61,359)	(152,549)

Balance as of September 30, 2021 (unaudited)		¥86,067	¥185,502	¥(285,157)	¥9,197,111	¥322,313	¥9,505,836	¥246,100	¥9,751,936

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2022 (unaudited)		¥86,067	¥185,495	¥(328,309)	¥9,539,133	¥990,438	¥10,472,824	¥299,722	¥10,772,546

Comprehensive income for the period
Profit for the period					338,514		338,514	30,225	368,739
Other comprehensive income, net of tax						938,367	938,367	18,740	957,107

Total comprehensive income for the period					338,514	938,367	1,276,881	48,965	1,325,846
Reclassification to retained earnings					(45)	45	—		—
Transactions with owners and other
Dividends paid	12				(111,256)		(111,256)	(47,493)	(158,749)
Purchases of treasury stock				(29,004)			(29,004)		(29,004)
Disposal of treasury stock				263			263		263
Share-based payment transactions			(42)				(42)		(42)

Total transactions with owners and other			(42)	(28,741)	(111,256)		(140,039)	(47,493)	(187,532)

Balance as of September 30, 2022 (unaudited)		¥86,067	¥185,453	¥(357,050)	¥9,766,346	¥1,928,850	¥11,609,666	¥301,194	¥11,910,860

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2021 and 2022

		Yen (millions)
	Note	September 30, 2021	September 30, 2022
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥560,396	¥515,831
Depreciation, amortization and impairment losses excluding equipment on operating leases		307,990	357,304
Share of profit of investments accounted for using the equity method		(107,246)	(82,946)
Finance income and finance costs, net		(21,478)	(69,589)
Interest income and interest costs from financial services, net		(79,985)	(75,593)
Changes in assets and liabilities
Trade receivables		137,863	32,586
Inventories		(204,437)	(129,729)
Trade payables		(212,422)	(49,839)
Accrued expenses		(136,849)	(62,296)
Provisions and retirement benefit liabilities		(118,571)	(8,720)
Receivables from financial services		148,032	302,319
Equipment on operating leases		(101,068)	493,778
Other assets and liabilities		28,415	165,071
Other, net		(5,829)	1,465
Dividends received		101,140	131,572
Interest received		118,940	143,741
Interest paid		(45,457)	(68,304)
Income taxes paid, net of refunds		(71,348)	(255,317)

Net cash provided by operating activities		298,086	1,341,334

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(140,739)	(249,421)
Payments for additions to and internally developed intangible assets		(81,649)	(76,441)
Proceeds from sales of property, plant and equipment and intangible assets		6,554	13,623
Payments for acquisitions of investments accounted for using the equity method		—	(10,340)
Payments for acquisitions of other financial assets		(221,150)	(322,025)
Proceeds from sales and redemptions of other financial assets		210,274	215,952

Net cash used in investing activities		(226,710)	(428,652)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		4,096,198	4,219,027
Repayments of short-term financing liabilities		(4,232,433)	(4,152,744)
Proceeds from long-term financing liabilities		943,620	362,289
Repayments of long-term financing liabilities		(830,634)	(1,165,699)
Dividends paid to owners of the parent		(93,272)	(111,256)
Dividends paid to non-controlling interests		(38,155)	(36,752)
Purchases and sales of treasury stock, net		(19,027)	(28,741)
Repayments of lease liabilities		(38,988)	(38,890)
Other, net		(2)	—

Net cash used in financing activities		(212,693)	(952,766)

Effect of exchange rate changes on cash and cash equivalents		2,574	300,501

Net change in cash and cash equivalents		(138,743)	260,417

Cash and cash equivalents at beginning of year		2,758,020	3,674,931

Cash and cash equivalents at end of period		¥2,619,277	¥3,935,348

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, Italy, France, China, India, Indonesia, Malaysia, Philippines, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

   (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2022, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

   (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

   (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2022.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2022.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power product and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory note:

*	Life creation business has been renamed Power product business as a result of organizational changes effective April 1, 2022.

   (a) Segment Information

Segment information as of and for the six months ended September 30, 2021 and 2022 is as follows:

As of and for the six months ended September 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated

Sales revenue:
External customers	¥1,023,730	¥4,335,269	¥1,442,558	¥186,671	¥6,988,228	¥—	¥6,988,228
Intersegment	—	99,655	1,290	11,033	111,978	(111,978)	—

Total	1,023,730	4,434,924	1,443,848	197,704	7,100,206	(111,978)	6,988,228

Segment profit (loss)	¥148,137	¥117,104	¥176,814	¥141	¥442,196	¥—	¥442,196

Segment assets	¥1,379,823	¥8,446,421	¥10,902,969	¥357,978	¥21,087,191	¥817,075	¥21,904,266
Depreciation and amortization	33,325	263,951	438,425	8,414	744,115	—	744,115
Capital expenditures	17,337	191,267	1,220,048	7,402	1,436,054	—	1,436,054

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the six months ended September 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,412,682	¥4,920,192	¥1,527,915	¥224,515	¥8,085,304	¥—	¥8,085,304
Intersegment	—	83,742	1,181	11,575	96,498	(96,498)	—

Total	1,412,682	5,003,934	1,529,096	236,090	8,181,802	(96,498)	8,085,304

Segment profit (loss)	¥224,775	¥63,568	¥153,049	¥12,060	¥453,452	¥—	¥453,452

Segment assets	¥1,614,071	¥10,241,643	¥12,041,882	¥469,044	¥24,366,640	¥1,461,253	¥25,827,893
Depreciation and amortization	33,600	282,801	465,827	9,615	791,843	—	791,843
Capital expenditures	20,451	304,206	712,321	5,779	1,042,757	—	1,042,757

Segment information for the three months ended September 30, 2021 and 2022 is as follows:

For the three months ended September 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥505,527	¥2,128,833	¥675,986	¥94,012	¥3,404,358	¥—	¥3,404,358
Intersegment	—	53,637	364	4,445	58,446	(58,446)	—

Total	505,527	2,182,470	676,350	98,457	3,462,804	(58,446)	3,404,358

Segment profit (loss)	¥67,442	¥46,415	¥84,597	¥532	¥198,986	¥—	¥198,986

For the three months ended September 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥736,632	¥2,628,707	¥778,531	¥111,884	¥4,255,754	¥—	¥4,255,754
Intersegment	—	47,056	502	5,169	52,727	(52,727)	—

Total	736,632	2,675,763	779,033	117,053	4,308,481	(52,727)	4,255,754

Segment profit (loss)	¥126,946	¥25,306	¥74,248	¥4,736	¥231,236	¥—	¥231,236

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2021 and 2022 amounted to ¥954,524 million and ¥1,569,670 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,106,802	¥3,831,856	¥318,011	¥1,450,916	¥280,643	¥6,988,228	¥—	¥6,988,228
Inter-geographic areas	992,233	236,406	80,288	309,897	5,139	1,623,963	(1,623,963)	—

Total	2,099,035	4,068,262	398,299	1,760,813	285,782	8,612,191	(1,623,963)	6,988,228

Operating profit (loss)	¥15,049	¥279,456	¥12,867	¥133,867	¥17,067	¥458,306	¥(16,110)	¥442,196

Assets	¥5,042,889	¥12,216,115	¥535,349	¥3,288,559	¥517,500	¥21,600,412	¥303,854	¥21,904,266
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,022,583	¥5,175,359	¥57,248	¥637,098	¥135,257	¥9,027,545	¥—	¥9,027,545
As of and for the six months ended September 30, 2022
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,144,602	¥4,216,445	¥305,943	¥2,016,454	¥401,860	¥8,085,304	¥—	¥8,085,304
Inter-geographic areas	1,040,290	246,029	13,529	379,282	2,679	1,681,809	(1,681,809)	—

Total	2,184,892	4,462,474	319,472	2,395,736	404,539	9,767,113	(1,681,809)	8,085,304

Operating profit (loss)	¥80,735	¥144,015	¥7,690	¥202,740	¥29,536	¥464,716	¥(11,264)	¥453,452

Assets	¥5,226,252	¥14,418,647	¥597,755	¥4,024,209	¥682,278	¥24,949,141	¥878,752	¥25,827,893
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,959,919	¥5,836,560	¥47,990	¥711,424	¥181,839	¥9,737,732	¥—	¥9,737,732
For the three months ended September 30, 2021
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥543,343	¥1,846,104	¥147,768	¥721,421	¥145,722	¥3,404,358	¥—	¥3,404,358
Inter-geographic areas	479,841	114,429	26,283	162,109	3,270	785,932	(785,932)	—

Total	1,023,184	1,960,533	174,051	883,530	148,992	4,190,290	(785,932)	3,404,358

Operating profit (loss)	¥13,320	¥126,088	¥2,868	¥52,432	¥14,453	¥209,161	¥(10,175)	¥198,986

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2022
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥609,572	¥2,183,792	¥145,207	¥1,115,446	¥201,737	¥4,255,754	¥—	¥4,255,754
Inter-geographic areas	559,064	134,138	6,689	211,486	2,213	913,590	(913,590)	—

Total	1,168,636	2,317,930	151,896	1,326,932	203,950	5,169,344	(913,590)	4,255,754

Operating profit (loss)	¥55,991	¥52,997	¥4,274	¥116,266	¥15,762	¥245,290	¥(14,054)	¥231,236

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2021 and 2022 amounted to ¥954,524 million and ¥1,569,670 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the six months ended September 30, 2021 and 2022 are ¥1,218,678 million and ¥711,061 million, respectively.

The sales or disposals of equipment on operating leases for the six months ended September 30, 2021 and 2022 are ¥679,327 million and ¥740,391 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the six months ended September 30, 2021 and 2022 are ¥163,630 million and ¥274,667 million, respectively.

The sales or disposals of property, plant and equipment for the six months ended September 30, 2021 and 2022 are ¥17,464 million and ¥14,828 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(7) Provisions

The components of and changes in provisions for the six months ended September 30, 2022 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2022	¥419,201	¥102,812	¥522,013

Provision	¥79,360	¥8,833	¥88,193
Write-offs	(80,802)	(17,285)	(98,087)
Reversal	(6,892)	(6,808)	(13,700)
Exchange differences on translating foreign operations	40,882	13,519	54,401

Balance as of September 30, 2022	¥451,749	¥101,071	¥552,820

Current liabilities and non-current liabilities of provisions as of March 31, 2022 and September 30, 2022 are as follows:

	Yen (millions)
	As of March 31, 2022	As of September 30, 2022
Current liabilities	¥268,388	¥287,019
Non-current liabilities	253,625	265,801

Total	¥522,013	¥552,820

Explanatory note:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provisions for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda discloses segment information in four categories.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with each segment for the six months ended September 30, 2021 and 2022 are as follows:

For the six months ended September 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥53,819	¥622,315	¥65,533	¥34,383	¥776,050
North America	114,332	2,418,363	681,622	79,064	3,293,381
Europe	112,986	171,356	—	34,443	318,785
Asia	579,029	984,207	13	27,644	1,590,893
Other Regions	163,199	134,661	—	11,035	308,895

Total	¥1,023,365	¥4,330,902	¥747,168	¥186,569	¥6,288,004

Revenue arising from the other sources*	365	4,367	695,390	102	700,224

Total	¥1,023,730	¥4,335,269	¥1,442,558	¥186,671	¥6,988,228

For the six months ended September 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥50,609	¥622,096	¥68,645	¥43,229	¥784,579
North America	143,651	2,684,546	724,347	95,677	3,648,221
Europe	93,701	166,712	—	43,151	303,564
Asia	870,930	1,264,033	9	28,675	2,163,647
Other Regions	253,604	178,516	—	13,659	445,779

Total	¥1,412,495	¥4,915,903	¥793,001	¥224,391	¥7,345,790

Revenue arising from the other sources*	187	4,289	734,914	124	739,514

Total	¥1,412,682	¥4,920,192	¥1,527,915	¥224,515	¥8,085,304

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥27,608	¥300,274	¥24,041	¥19,432	¥371,355
North America	58,564	1,179,255	303,028	37,857	1,578,704
Europe	46,908	86,023	—	16,824	149,755
Asia	288,357	488,659	11	14,292	791,319
Other Regions	84,084	72,755	—	5,549	162,388

Total	¥505,521	¥2,126,966	¥327,080	¥93,954	¥3,053,521

Revenue arising from the other sources*	6	1,867	348,906	58	350,837

Total	¥505,527	¥2,128,833	¥675,986	¥94,012	¥3,404,358

For the three months ended September 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥25,606	¥334,860	¥36,554	¥25,428	¥422,448
North America	67,820	1,413,592	369,427	45,528	1,896,367
Europe	41,832	81,815	—	19,684	143,331
Asia	475,819	706,629	3	14,398	1,196,849
Other Regions	125,373	89,623	—	6,762	221,758

Total	¥736,450	¥2,626,519	¥405,984	¥111,800	¥3,880,753

Revenue arising from the other sources*	182	2,188	372,547	84	375,001

Total	¥736,632	¥2,628,707	¥778,531	¥111,884	¥4,255,754

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate decline (rise) and PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rate benchmarks like U.S. dollar LIBOR, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2022 and September 30, 2022 consist of the following:

	Yen (millions)
As of March 31, 2022	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥15,674	¥—	¥15,674
Interest rate instruments	—	114,016	—	114,016
Other	—	—	4,648	4,648

Total	—	129,690	4,648	134,338

Debt securities	42,837	54,641	4,773	102,251
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	19,984	—	19,984
Equity securities	335,745	—	133,038	468,783

Total	¥378,582	¥204,315	¥142,459	¥725,356

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥66,644	¥—	¥66,644
Interest rate instruments	—	83,669	—	83,669
Other	—	1,629	—	1,629

Total	—	151,942	—	151,942

Total	¥—	¥151,942	¥—	¥151,942

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2022.

	Yen (millions)
As of September 30, 2022	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥63,112	¥—	¥63,112
Interest rate instruments	—	217,027	—	217,027
Other	—	—	5,948	5,948

Total	—	280,139	5,948	286,087

Debt securities	40,836	57,416	5,648	103,900
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	26,225	—	26,225
Equity securities	295,261	—	155,562	450,823

Total	¥336,097	¥363,780	¥167,158	¥867,035

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥213,731	¥—	¥213,731
Interest rate instruments	—	181,132	—	181,132
Other	—	32	—	32

Total	—	394,895	—	394,895

Total	¥—	¥394,895	¥—	¥394,895

There were no transfers between Level 1 and Level 2 for the six months ended September 30, 2022.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the six months ended September 30, 2022.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2022 and September 30, 2022 are as follows:

	Yen (millions)
	As of March 31, 2022		As of September 30, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,434,496	¥5,374,754	¥5,920,561	¥5,706,412
Debt securities	79,176	79,176	192,228	192,228
Financing liabilities	8,102,556	7,984,057	8,293,569	7,963,727

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the six months ended September 30, 2021 and 2022 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the six months ended September 30, 2021 and 2022.

	2021	2022
Profit for the period attributable to owners of the parent (millions of yen)	¥389,209	¥338,514
Weighted average number of common shares outstanding, basic (shares)	1,726,515,744	1,708,957,348
Basic earnings per share attributable to owners of the parent (yen)	¥225.43	¥198.08

Earnings per share attributable to owners of the parent for the three months ended September 30, 2021 and 2022 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the three months ended September 30, 2021 and 2022.

	2021	2022
Profit for the period attributable to owners of the parent (millions of yen)	¥166,697	¥189,295
Weighted average number of common shares outstanding, basic (shares)	1,726,411,255	1,707,725,187
Basic earnings per share attributable to owners of the parent (yen)	¥96.56	¥110.85

(12) Dividend

(a) Dividend payout

For the six months ended September 30, 2021

Resolution	The Board of Directors Meeting on May 14, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	93,272
Dividend per share (yen)	54.00
Record date	March 31, 2021
Effective date	June 7, 2021

For the six months ended September 30, 2022

Resolution	The Board of Directors Meeting on May 13, 2022
Type of shares	Common shares
Total amount of dividends (millions of yen)	111,256
Dividend per share (yen)	65.00
Record date	March 31, 2022
Effective date	June 6, 2022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(b) Dividends payable of which record date was in the six months ended September 30, 2022, effective after the period

Resolution	The Board of Directors Meeting on November 9, 2022
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	102,219
Dividend per share (yen)	60.00
Record date	September 30, 2022
Effective date	December 5, 2022

(13) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Kohei Takeuchi, Director, Executive Vice President and Representative Executive Officer and Chief Financial Officer on November 10, 2022.